1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

June 20, 2013

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             ING Prime Rate Trust

SEC File Nos.  333-180973, 811-05410

SEC File Nos.  333-180985, 811-05410

Dear Ms. Miller:

This letter responds to comments provided to William Bielefeld by Amy Miller on June 10, 2013, to Post-Effective Amendment No. 1 to the Registration Statements on Form N-2 for ING Prime Rate Trust (“Registrant”) filed on April 25, 2013. Our summary of the comments and our responses thereto are provided below:

1.                                      Comment: The Staff requested that the Registrant insert the table required by Item 1.1.g of Form N-2.

Response: Consistent with past practice, the Registrant respectfully declines to include this table on the cover page of the Registrant’s prospectus.  As has been the Registrant’s practice in the past, in the event the Registrant issues securities through a privately negotiated transaction or the Registrant’s Shareholder Investment Program, the Registrant will file a prospectus supplement pursuant to Rule 497 under the Securities Act of 1933, as amended, which states the price, sales load and net proceeds to the Registrant.(1)

2.                                      Comment: The Staff requested that the Registrant delete the following language on the cover page: “Market fluctuations and general economic conditions can adversely affect the Trust. There is no guarantee that the Trust will achieve its investment objective.”

Response: The Registrant appreciates the comment, but has determined to not revise the disclosure. The Registrant notes that this is longstanding disclosure for all Funds in the ING Funds complex, and believes that the disclosure is clear and not misleading.

(1)                                 See e.g., Registrant’s filing via the EDGAR system pursuant to Rule 497 on May 23, 2013 (SEC Ascession No. 0001104659-13-044162).

Further, the Registrant believes that including this language on the cover page is consistent with Item 1.2 of Form N-2, which provides that a Fund “may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.”

3.                                      Comment: The Staff requested that the Registrant add references to the terms “junk” and “high yield” to the description of below investment grade securities.

Response: The Registrant has added the following disclosure to the prospectus: “Investments rated below investment grade (or of similar quality if unrated) are commonly known as high-yielding, high risk investments or as “junk” investments.”

4.                                      Comment: The Staff requested that the Registrant include a cross reference, on the cover page pursuant to Item 1.1.j of Form N-2, to the prospectus discussion of any factors that make the offering speculative or one of high risk.

Response: The Registrant notes that the cover of the prospectus contains the following cross reference:  See “Risk Factors and Special Considerations” later in this Prospectus for a discussion of any factors that make an investment in the Trust speculative or high risk.

5.                                      Comment: The Staff requested that the Registrant revise the sentence that states, “The maximum duration of an interest rate reset on any loan in which the Trust may invest is one year”  in “Other Investment Strategies and Policies” to clarify what is meant by “duration.”

Response: The Registrant has deleted the word “duration” and replaced it with “term” in the “Other Investment Strategies and Policies” section on page 2.

6.                                      Comment: The Staff requested that the Registrant revise disclosure relating to the diversification of the Registrant to reflect that no more than 10%, rather than 25%, be invested in a single issuer.

Response: The Registrant has revised the second paragraph in the Diversification section on page 3 and the discussion of Borrower Diversification under the Fundamental Diversification Policies heading on page 11.  The revised disclosure states:

The Trust is diversified, as such term is defined in the 1940 Act. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or other investment companies).

7.                                      Comment: The Staff requested that the Registrant revise the disclosure in the Prospectus relating to the Registrant’s concentration policy to mirror the language regarding concentration in the Statement of Additional Information.

Response: The Registrant appreciates the Staff’s comment, but believes the current prospectus disclosure is an adequate description of the Registrant’s concentration policy.

8.                                      Comment: The Staff requested that the Registrant revise the discussion of Temporary Defensive Positions to more clearly outline instances where the Trust may take a temporary defensive position.

Response: The Registrant appreciates the Staff’s comment, however, having reviewed the disclosure, the Registrant submits that the current disclosure is accurate and conforms with applicable regulation and guidance.

9.                                      Comment: The Staff requested that the Registrant delete the word “Commission” in the table of Fees and Expenses of the Trust and replace it with “Sales Load.”

Response: The Registrant has replaced “Commission” with “Sales Load” in the table of Fees and Expenses of the Trust on page 5.

10.                               Comment: The Staff requested that the Registrant explain why, as indicated in footnote 2 to the table of Fees and Expenses of the Trust, the Trust’s Other Operating Expenses are “estimated amounts for the current fiscal year.”

Response:  The Registrant has prepared its table of Fees and Expenses of the Trust in accordance with Form N-2 and notes that Instruction 6 to Item 3 of Form N-2 states, “[s]tate the basis on which payments will be made. ‘Other Expenses’ should be estimated and stated (after any expense reimbursement or waiver) as a percentage of net asset value attributable to common shares. State in the narrative following the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.”

Therefore, the Registrant has included footnote 2 to the table of Fees and Expenses of the Trust in compliance with this Instruction.

11.                               Comment: The Staff requested that the Registrant confirm that its Expense Limitation Agreement has been filed on EDGAR or include the Expense Limitation Agreement as an exhibit in the next post-effective amendment filing.

Response: The Registrant will include the Expense Limitation Agreement as an exhibit to the post-effective amendment to the Trust’s registration statement filed on June 21, 2013.

12.                               Comment: The Staff requested that the Registrant delete the “Ratios to average net assets plus borrowings” information from the Financial Highlights.  In connection with this comment, the Staff referenced paragraph 75 of the recent AICPA Audit Risk Alert, Investment Companies Industry Developments — 2012-2013 (“AICPA Alert”).

Response: As discussed in prior correspondence with SEC Staff in response to similar comments on the Registrant’s registration statements filed on June 27, 2012,(2) the

(2)                                 Letter from Kristen Freeman to Brion R. Thompson, Esq., Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on the Registrant’s registration statements on Form N-2, at comment 2 (June 29, 2012).

Registrant continues to believe that presentation of this information is valuable to shareholders and would not create confusion for shareholders.

Further, the Registrant submits that it has been its longstanding practice to present this information to shareholders and that the presentation of this information is in accord with industry practice.  While we are mindful of the Staff’s position that this information is not technically required by Form N-2, we respectfully submit that the Registrant believes that it is permitted to include information, pursuant to General Instructions for Parts A and B to Form N-2, which permit the Registrant to include information that is not required by Form N-2 provided the information is not incomplete, inaccurate or misleading.

Regarding the AICPA Alert, the Registrant has reviewed the AICPA Alert, which references prior SEC Staff comments about the inclusion of numerous expenses ratios in the financial highlights and states “[w]hen too many different expense ratios are presented in the financial highlights, the disclosure may become cluttered and difficult for shareholders to understand . . . .”  While the Registrant is mindful of this concern, Registrant does not believe that the inclusion of this ratio makes the financial highlights difficult for shareholders to understand.

13.                               Comment: The Staff requested that the Registrant use a minus sign rather than parentheses to indicate negative numbers in the table of Trading and NAV Information on page 10 of the Prospectus.

Response: The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for Registrant’s content management system and accounting system at this time.  In addition, Registrant believes that this is a commonly accepted way of showing negative numbers and would not lead to the risk of shareholder confusion.

14.                               Comment: The Staff requested that the Registrant revise its disclosure of the Registrant’s Fundamental Diversification Policies to clarify whether the statement regarding Industry Diversification reflects the Registrant’s diversification or concentration policy.

Response: The Registrant has replaced the word “Diversification” with “Concentration” in the first sub-heading under Fundamental Diversification Policies on page 11.  On the same page, the Registrant has changed the heading to refer to “Fundamental Policies” to add further clarification.

15.                               Comment: The Staff requested that the Registrant distinguish between the Trust’s fundamental and non-fundamental investment restrictions in the “Investment Objective and Policies” section on page 11 of the prospectus.

Response: The Registrant appreciates the comment, but believes that the disclosure in the “Investment Objective and Policies” section on page 11 complies with Instruction 2 to Item 8 of Form N-2.  That instruction requires that, if the registrant’s investment objectives may be changed without a vote of the holders of a majority of voting securities, the Registrant provide a brief statement to that effect.  The Registrant’s investment objective cannot be changed without shareholder approval and thus no statement is required to comply with the requirements of Form N-2.

Instruction 2 also requires that the Registrant identify other policies of the Registrant that may not be changed without the vote of a majority of the outstanding voting securities.  The Registrant has complied with this instruction.  The Registrant also notes that the fundamental investment restrictions are specified in the Statement of Additional Information.

16.                               Comment: The Staff requested that the Registrant explain how derivatives are valued (i.e. market value or notional) generally, and as relates to total return swaps specifically.  In addition, the Staff requested that the Registrant confirm that, for purposes of computing the Registrant’s Managed Assets as used to determine the payment of fees, the Fund uses the market value of derivatives.

Response:  Currently, the Registrant does not hold any investments in derivative instruments.  In the event that the Registrant holds investments in derivative instruments in the future, to determine the Fund’s Managed Assets for purposes of computing any management fees owed by the Registrant, the Registrant would use the market value of the derivative instruments held by the Registrant.

For other purposes, if the Registrant holds investments in derivative instruments in the future, the Registrant would value derivative instruments, including total return swaps using the notional value of the derivative instrument.

17.                               Comment: The Staff requested that the Registrant revise the following language regarding the Trust’s expense limitation in the Statement of Information to clarify its meaning: “1.05% of average daily Managed Assets(1) plus 0.15% of average daily net assets.” (Footnote (1) states, “Managed Assets are defined as the Trust’s average daily gross asset value, minus the sum of the Trust’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings uncured, commercial paper or notes issued by the Trust and the liquidation preference of any outstanding preferred shares).”)

Response: The Registrant has reviewed its disclosure and the applicable expense limitation agreement and has determined that the disclosure is accurate and clearly states the terms of the expense limitation agreement in place for the Registrant.  As noted above, a copy of the expense limitation will be included as an exhibit to the next post-effective amendment to the Trust’s registration statement, currently expected to be filed on June 21, 2013.

Tandy representations are attached hereto as Attachment A.  Should you have any questions or comments regarding this letter, please contact the undersigned at 202.261.3386 or Paul Caldarelli at 480.477.2649.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

Cc:                             Huey P. Falgout, Jr., Esq.

ING Funds

Paul A. Caldarelli, Esq.

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

June 20, 2013

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Prime Rate Trust

SEC File Nos.  333-180973, 811-05410

SEC File Nos.  333-180985, 811-05410

Dear Ms. Miller:

ING Prime Rate Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP